Exhibit (a)(5)(A)

Pulmuone and Monterey Gourmet Foods Announce Successful Completion of

Tender Offer

SALINAS, CA (December 11, 2009) – Pulmuone U.S.A., Inc. (“Pulmuone”) and Monterey Gourmet Foods, Inc. (“MGF”) (NASDAQ: PSTA) today announced the successful completion of the tender offer by Pulmuone Cornerstone Corporation (“Purchaser”), a wholly owned subsidiary of Pulmuone, for all of the outstanding shares of common stock of MGF. Pulmuone is a U.S. subsidiary of Pulmuone Holdings Co., Ltd, a market leader in the fresh/health foods category in Korea with annual sales of approximately $1 billion.

The tender offer and withdrawal rights expired at 12:00 midnight, Eastern Time, on December 10, 2009. The depositary for the tender offer has advised Purchaser and MGF that a total of approximately 14,461,736 shares (including 200,934 shares subject to guaranteed delivery procedures), representing approximately 86.1% of the outstanding shares of common stock of MGF, were validly tendered and not withdrawn as of the expiration date. All shares validly tendered in the offer and not properly withdrawn have been accepted for payment, and Purchaser will pay for all such shares promptly.

In accordance with the previously announced merger agreement, Purchaser will exercise the “top-up” option to increase its share ownership percentage of MGF through the purchase of newly-issued shares of MGF common stock at the same $2.70 per share paid in the tender offer in order to allow Pulmuone to effect a short-form merger under Delaware law.

Pulmuone intends to effect a short-form merger under Delaware law, in which MGF will become a wholly owned subsidiary of Pulmuone. As a result of the merger, any shares of MGF common stock (other than shares held in the treasury of MGF or by Pulmuone, Purchaser or any of their subsidiaries, and shares of MGF common stock held by stockholders who properly demand appraisal rights) will be cancelled and the holders will receive the same $2.70 per share price that was paid in the tender offer, net to the holder in cash, without interest and less any required withholding taxes. Following the merger, MGF common stock will cease to be traded on the NASDAQ Global Market.

About Monterey Gourmet Foods (NASDAQ: PSTA)

Monterey Gourmet Foods, Inc. manufactures USDA inspected, fresh gourmet refrigerated food products at its integrated manufacturing facilities in Salinas (Monterey County), CA; and Kent, WA. MGF has national distribution of its products, which are sold under the brands Monterey Pasta Company, CIBO Naturals, Emerald Valley Kitchen and Sonoma Cheese in more than 11,000 retail and club stores throughout the United States and selected regions of Canada, the Caribbean, Latin America, and Asia Pacific. For more information about MGF, visit www.MontereyGourmetFoods.com.

About Pulmuone Holdings Co., Ltd. and Pulmuone Wildwood Inc.

Pulmuone Holdings Co., Ltd., headquartered in Seoul, Korea, is a leading food manufacturing and retail company that has developed and built the fresh/health food market in Korea with products with short shelf lives. Its major products include tofu, fresh noodles, bean sprouts and eggs. With respect to tofu and bean sprouts, Pulmuone commands leading market shares in Korea. Pulmuone Holdings Co., Ltd. was established in 1984 and listed on the KOSPI in 1995, and was named as one of the 30 most respected companies in Korea in 2008 for its contribution to the “right foods movement” and management for sustainability. In 2004, Pulmuone U.S.A., Inc., headquartered in Fullerton, CA, acquired Wildwood Natural Foods, Inc., a manufacturer of soy foods including tofu, tofu veggie burgers and soy yogurt and successfully entered the American fresh foods market. Pulmuone maintains strong manufacturing principles of using no chemicals, no preservatives and no artificial additives.

Advisors

Skadden, Arps, Slate, Meagher & Flom LLP acted as legal counsel and Cappello Capital Corp. acted as financial advisor to Pulmuone and Purchaser for this transaction. Husch Blackwell Sanders LLP and Shapiro, Buchman, Provine, LLP acted as legal counsel and William Blair & Company, L.L.C. acted as financial advisor to MGF.

Safe Harbor Statement

Certain statements contained in this press release about our expectations of future events or results constitute forward-looking statements for purposes of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by terminology such as, “may,” “should,” “expects, “ “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Such forward-looking statements are based on currently available competitive, financial and economic data and management’s views and assumptions regarding future events. Such forward-looking statements are inherently uncertain, and investors must recognize that actual results may differ from those expressed or implied in the forward-looking statements. In addition, certain factors could affect the outcome of the matters described in this press release. These factors include, but are not limited to, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the outcome of any legal proceedings that may be instituted against us or others following the announcement of the merger agreement, (3) the inability to complete the merger due to the failure to satisfy other conditions, (4) risks that the proposed transaction disrupts current plans and operations, and (5) the costs, fees and expenses related to the transaction. MGF has provided additional information regarding risks associated with the business in MGF’s Annual Report on Form 10-K for fiscal year 2008 as well as other filings with the Securities and Exchange Commission (the “SEC”), available for viewing on MGF’s website at www.MontereyGourmetFoods.com and on the SEC’s website at www.sec.gov. You are urged to consider these factors carefully in evaluating the forward-looking statements herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by this cautionary statement. These statements are based on information as of the date of this press release and MGF assumes no obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise.

Important Information about the Tender Offer

This announcement and the description contained herein are for informational purposes only and are not an offer to purchase or a solicitation of an offer to sell securities of MGF. The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, the related Letter of Transmittal and other tender offer materials) filed by Pulmuone and Purchaser with the SEC on November 10, 2009. In addition, on November 10, 2009, Monterey filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Tender Offer Statement (and related materials) and the Solicitation/Recommendation Statement contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials may be obtained at no charge upon request to either Innisfree M&A Incorporated., the information agent for the tender offer, at (888) 750-5834 (toll free) or to Cappello Capital Corp., the Dealer Manager for the tender offer, at (310) 393-6632, ext. 269. In addition, all of those materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s website at www.sec.gov. In addition, copies of the Solicitation/Recommendation Statement and other filings containing information about MGF, the tender offer and the merger may be obtained, if and when available, without charge, by directing a request to Monterey Gourmet Foods, Inc. Attention: Investor Relations at 1528 Moffett Street, Salinas, California 93905, or on MGF’s corporate website at www.MontereyGourmetFoods.com.

Contacts:

Monterey Gourmet Foods, Inc.

Eric Eddings: (253) 867-0574

Scott Wheeler: (253) 867-0575

Pulmuone U.S.A., Inc.

John Breen: (714) 578-1461

Doseok Kim: (714) 732-7116